UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex (America)
Mark Sullivan
Tel. +1-781-280-7585
Fax. +1-781-275-5649
Email: mark_sullivan@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Appoints Global Marketing Leader

Vancouver, CANADA (June 5, 2001) - Boudewijn P. Neijens has been appointed Corporate Vice President of Marketing for CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE). Mr. Neijens, formerly Executive Vice President of Marketing for CreoScitex Europe, will be based in Vancouver, Canada, the global headquarters of CreoScitex.

"This is a new position for CreoScitex," explains Mark Dance, President and Chief Operating Officer, CreoScitex. "By integrating our overall marketing strategy, Boudewijn will help drive the CreoScitex vision for the efficient and profitable digitization of the graphic arts. His global industry and customer experience is extremely valuable as we strive to deliver business solutions to maximize our customer's profitability."

Mr. Neijens will be based in Vancouver beginning in July, following his family's move to Canada. "This is a very exciting time at CreoScitex. We're helping our customers evolve their operations into the digital age so that they can be more productive and more profitable," he said. "Every day we make significant investments intended to deliver innovative technology and services to our customers. Our marketing strategy will help ensure that we are integrating the products which result from these investments into consistent and valuable market initiatives."

Mr. Neijens joined Creo Products Inc. in 1994 as General Manager of Creo Products N.V. and launched the European subsidiary that generated 38% of Creo revenue last year. Before joining Creo, he served as European Sales and Marketing Director of Optrotech Ltd. and as Products Group Manager of Crosfield Electronics Ltd., a British manufacturer of electronic prepress systems. He managed the prepress production department of Brepols N.V., Belgium's largest commercial printer from 1983 to 1989.

Mr. Neijens holds an M.A. in mechanical engineering from the University of Brussels in Belgium and an MBA from INSEAD in France.

###

Photo available

###

About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

##

© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

###

Contact:

CreoScitex (America)

Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: June 6, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary